Aspire Biopharma, Inc.

194 Candelaro Drive, #233

Humacao, Puerto Rico 00791

Tel: (415) 592-7399

January 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Hawes

Re: PowerUp Acquisition Corp. Registration Statement on Form S-4 File No. 333-281991

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on January 14, 2025, or as soon thereafter as practicable.

Please contact Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 459-8161, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Aspire Biopharma, Inc.

By:	/s/ Kraig Higginson
Kraig Higginson
Chief Executive Officer